Points Launches New Services for Southwest Airlines Rapid Rewards

Rapid Rewards members earn 25% bonus on all points purchased until July 16

TORONTO (June 4, 2013) — Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, has partnered with Southwest Airlines to bring more services to members of the airline’s loyalty program, Rapid Rewards. To celebrate this new partnership, Southwest Airlines is offering members a 25 percent bonus on all Rapid Rewards points purchased until July 16, 2013. This is the first time the airline has offered a bonus on points purchases.

“We are thrilled to enhance the Rapid Rewards program for our members,” says Ryan Green, Senior Director Loyalty Marketing & Partnerships at Southwest Airlines. “We are committed to delivering the best customer service. Launching our first-ever bonus offer with the new program functionality gives our loyalty members more of what they want: Rapid Rewards Points which have no blackout dates and provide unlimited reward seats,” says Green.

In addition to Buying points, Rapid Rewards members now have the option to Gift and Transfer points to friends and family as part of the new Points-powered services. Rapid Rewards members also gain the flexibility to buy additional points while booking a flight – online or via the customer service center – for redemption at any time.

Points brings more than 13 years of experience and loyalty industry best practices to Southwest Airlines’ Rapid Rewards program. “Southwest Airlines is renowned for its outstanding customer service and growing the Rapid Rewards program is a big part of that,” says Rob MacLean, Chief Executive Officer of Points. “This launch is the first stage in our partnership towards adding more flexibility and opportunity for Rapid Rewards members, and we look forward to helping the team at Southwest continue to enhance this great program,” says MacLean.

For more information on the Rapid Rewards bonus offer visit www.Southwest.com/BuyPoints. For more information on Points visit www.Points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

ABOUT SOUTHWEST AIRLINES CO.

In its 42nd year of service, Dallas-based Southwest Airlines (NYSE: LUV) continues to differentiate itself from other carriers with exemplary Customer Service delivered by nearly 46,000 Employees to more than 100 million Customers annually. Southwest is the nation’s largest carrier in terms of originating domestic passengers boarded, and including wholly-owned subsidiary, AirTran Airways, operates the largest fleet of Boeing aircraft in the world to serve 97 destinations in 41 states, the District of Columbia, the Commonwealth of Puerto Rico, and six near-international countries. Southwest is one of the most honored airlines in the world, known for its triple bottom line approach that takes into account the carrier’s performance and productivity, the importance of its People and the communities it serves, and its commitment to efficiency and the planet. The 2011 Southwest Airlines One Report™ can be found at southwest.com/citizenship.

Southwest Airlines Launches New Rapids Rewards Services	Page 2

Southwest Airlines

From its first flights on June 18, 1971, Southwest Airlines launched an era of unprecedented affordability in air travel quantified by the U.S. Department of Transportation as “The Southwest Effect,” a lowering of fares and increase in passenger traffic wherever the carrier serves. On every flight, Southwest offers Customers the first two pieces of checked luggage (weight and size limitations apply) and all ticket changes without additional fees. Southwest’s all Boeing fleet consistently offers leather seating and the comfort of full-size cabins, many of which are equipped with satellite-based WiFi connectivity and a new, sustainable cabin interior. With 40 consecutive years of profitability, the People of Southwest operate nearly 3,400 flights a day and serve communities around 84 airports in Southwest’s network of domestic destinations. Southwest Airlines’ frequent flights and low fares are available only at southwest.com.

AirTran Airways

AirTran Airways, a wholly-owned subsidiary of Southwest Airlines Co., offers coast-to-coast and near-international service with close to 600 flights a day to 49 destinations. The carrier’s high-quality product includes assigned seating and Business Class. As Southwest continues to integrate AirTran’s People, places, and planes into Southwest Airlines, Customers of both carriers may book flights at airtran.com and exchange earned loyalty points between both AirTran’s A+ Rewards® and Southwest’s Rapid Rewards® for reward travel on either airline.

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For more information contact:

Points Media relations:
Fiona Pincente
Corporate Communications Manager, Points
T. 416.596.6370 x3130; E. fiona.pincente@points.com

Points Investor relations:
Laura Bainbridge/Kimberly Esterkin, Addo Communications
T.310.829.5400; E. laurab@addocommunications.com; kimberlye@addocommunications.com

Southwest Media Relations:
Katie McDonald
Southwest Airlines Media Relations
T. 214.792.4847; E. katie.mcdonald@wnco.com